Global Sources Ltd.
Canon’s Court
22 Victoria Street
Hamilton HM 12, Bermuda
______________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 23, 2010
______________

To Our Shareholders:

     NOTICE IS HEREBY given that an annual general meeting (the “Annual General Meeting”) of the shareholders of Global Sources Ltd. (the “Company”) will be held on June 23, 2010 at the Board Room, 23rd Floor, Vita Tower, 29 Wong Chuk Hang Road, Aberdeen, Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), at 11:00 a.m., local time, for the following purposes:

1)	To re-elect Mr. Eddie Heng Teng Hua and Ms. Sarah Benecke, members of the Board of Directors of the Company (the “Board”) who are retiring by rotation and, being eligible, offering themselves for re-election;

2)	To fix the maximum number of Directors that comprise the whole Board at nine (9) persons, declare any vacancies on the Board to be casual vacancies and authorize the Board to fill these vacancies on the Board as and when it deems fit; and

3)	To re-appoint PricewaterhouseCoopers LLP as the Company’s independent auditors until the next annual general meeting of the Company.

     The foregoing matters are described more fully in the accompanying Proxy Statement. While this Notice and Proxy Statement and the enclosed form of proxy are being sent only to shareholders of record and beneficial owners of whom the Company is aware as of May 5, 2010, all shareholders of the Company of record on the date of the meeting are entitled to attend the Annual General Meeting. The Company’s audited financial statements for the year ended December 31, 2009 are included with the mailing of this Notice and Proxy Statement.

     We hope you will be represented at the Annual General Meeting by signing, dating and returning the enclosed proxy card in the accompanying envelope as promptly as possible, whether or not you expect to be present in person. Your vote is important – as is the vote of every shareholder – and the Board appreciates the cooperation of shareholders in directing proxies to vote at the Annual General Meeting.

     Your proxy may be revoked at any time by following the procedures set forth in the accompanying Proxy Statement, and the giving of your proxy will not affect your right to vote in person if you attend the Annual General Meeting.

By order of the Board of Directors

Global Sources Ltd.

/s/ Chan Hoi Ching
Chan Hoi Ching Secretary
Dated: May 17, 2010
Hamilton, Bermuda

Global Sources Ltd.
Canon’s Court
22 Victoria Street
Hamilton HM 12, Bermuda

PROXY STATEMENT
For the Annual General Meeting of Shareholders
June 23, 2010

     This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Global Sources Ltd., an exempted company incorporated in Bermuda (the “Company”), for use at the annual general meeting of shareholders of the Company to be held at the Board Room, 23rd Floor, Vita Tower, 29 Wong Chuk Hang Road, Aberdeen, Hong Kong, on June 23, 2010 at 11 a.m., local time, and at any adjournments or postponements thereof (the “Annual General Meeting”). Unless the context otherwise requires, references to the Company includes Global Sources Ltd. and its subsidiaries. The proxy is revocable by (i) filing a written revocation with the Secretary of the Company prior to the voting of such proxy, (ii) giving a later dated proxy or (iii) attending the Annual General Meeting and voting in person. Shares represented by all properly executed proxies received prior to the Annual General Meeting will be voted at the meeting in the manner specified by the holders thereof.

     Proxies that do not contain voting instructions will be voted (i) FOR re-electing Mr. Eddie Heng Teng Hua and Ms. Sarah Benecke, directors retiring by rotation; (ii) FOR fixing the maximum number of Directors that comprise the whole Board at nine (9), declaring any vacancies on the Board to be casual vacancies and authorizing the Board to fill these vacancies on the Board as and when it deems fit; and (iii) FOR re-appointing PricewaterhouseCoopers LLP as the Company’s independent auditors until the next annual general meeting of the Company. In accordance with Section 84 of the Companies Act 1981 of Bermuda (as amended), the audited financial statements of the Company for the period from January 1, 2009 to December 31, 2009, enclosed herewith, will be presented at the Annual General Meeting. These statements have been approved by the Board of the Company. There is no requirement under Bermuda law that shareholders approve such statements, and no such approval will be sought at the Annual General Meeting.

     The Board has established May 5, 2010 as the date used to determine those record holders and beneficial owners of common shares, US$.01 par value per share (the “Common Shares”), to whom notice of the Annual General Meeting will be sent (the “Record Date”). On the Record Date, there were 44,649,759 Common Shares outstanding. The holders of the Common Shares are entitled to one vote for each Common Share held. The presence, in person or by proxy, at the Annual General Meeting of at least two (2) shareholders entitled to vote representing more than 50% of the outstanding Common Shares as of the Record Date is necessary to constitute a quorum at the Annual General Meeting. All matters presented at the Annual General Meeting require approval by a simple majority of votes cast at the meeting. Only votes for or against a proposal count. Votes that are withheld from voting on a proposal will be excluded entirely and will have no effect in determining the quorum or the majority of votes cast. Abstentions and broker non-votes count for quorum purposes only and not for voting purposes. Broker non-votes occur when a broker returns a proxy but does not have the authority to vote on a particular proposal. Brokers that do not receive instructions from the beneficial owners of Common Shares being voted are entitled to vote on the re-appointment of the auditors. Brokers that do not receive instructions from the beneficial owners of the shares being voted are NOT entitled to exercise discretionary voting power with respect to the election of directors or the fixing of the board size and the treatment of vacancies on the board.

     We hope you will be represented at the Annual General Meeting by signing, dating and returning the enclosed proxy card in the accompanying envelope as promptly as possible, whether or not you expect to be present in person. Your vote is important – as is the vote of every shareholder – and the Board appreciates the cooperation of shareholders in directing proxies to vote at the Annual General Meeting.

     This Notice, Proxy Statement and enclosed form of proxy are first being mailed on or about May 17, 2010.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information concerning beneficial ownership of Common Shares of the Company outstanding at April 30, 2010 by (i) each person known by the Company to be the beneficial owner of more than five percent of its outstanding Common Shares, (ii) each director (and nominee for director) and executive officer of the Company and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, the address of all directors and officers is: 22nd Floor, Vita Tower, 29 Wong Chuk Hang Road, Aberdeen, Hong Kong.

Percentage
	Shares Beneficially		Of
Name and Address of Beneficial Owner (1)	Owned		Class (2)
Hung Lay Si Co. Ltd.	8,120,107	(3)(4)	18.2%
PO Box 32322 SMB
4/F Century Yard
Cricket Square, Elgin Avenue
Grand Cayman, Cayman Islands

Merle Allan Hinrichs	20,911,033	(4)	46.8%
23/F, Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong

Spenser Au	*		*
David Gerard Gillan	*		*
Craig Pepples	*		*
Bill Georgiou	*		*
Eddie Heng Teng Hua	*		*
Sarah Benecke	*		*
David F Jones	*		*
Roderick E Chalmers	*		*
James A Watkins	*		*
Robert Gene Lees	*		*

All Directors, Nominees for Directors and Executive Officers
as a Group (11 persons)	21,453,343		48.1%
____________________

* Indicates beneficial ownership of less than 1%.

(1)	Each shareholder has sole voting power and sole dispositive power with respect to all shares beneficially owned by him unless otherwise indicated.

(2)	Based upon 44,649,759 Common Shares outstanding of April 30, 2010.

(3)	Based upon Amendment No. 5 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) on December 3, 2009, Hung Lay Si Co. Ltd. (“Hung Lay Si”) is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust (the “Trust”), a trust formed under the laws of the Island of Jersey. The trustee of the Trust is Hill Street Trustees Limited (“Hill Street”), an Island of Jersey limited liability company, whose shares are wholly owned by RBC Trust Company (International) Limited (“RBCTCL”), a company organized under the laws of the Island of Jersey. RBCTCL i s wholly owned by RBC Holdings (Channel Islands) Limited (“RBCHL”), a company organized under the laws of the Island of Guernsey. Prior to February 27, 2009,

Hill Street was wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administrative services. Each of the Trust, Hung Lay Si, Hill Street, RBCTCL and RBCHL may be deemed to be a beneficial owner of the Hung Lay Si shares under applicable SEC rules and regulations.

The Trust (through Hung Lay Si, its wholly owned subsidiary) has the right to acquire certain additional Common Shares from another shareholder in certain circumstances, which results in the Trust (together with Hill Street and Hung Lay Si, RBCTCL and RBCHL) being beneficial owners of those Common Shares as of April 30, 2010 (see Note (4) below). The Trust was formed under the laws of the Island of Jersey. Counsel to Hill Street has informed us that, by virtue of the terms of the Trust and the laws of the Island of Jersey, Hill Street cannot make disclosure of the names of the beneficiaries or settlor of the Trust in breach of the obligations placed on it and in accordance with its duties of confidentiality. Accordingly, you may never know the identity of the beneficiaries or settlors of the Trust.

(4)	On November 27, 2003, Merle Allan Hinrichs acquired 24,212,163 of our Common Shares, after adjustment to reflect the share split resulting from our bonus share distributions of one share for every ten shares held as of March 1, 2004, as of March 4, 2005, as of March 15, 2006, as of March 16, 2007, as of January 1, 2008 and as of February 27, 2009, representing approximately 54.2% of our outstanding Common Shares as of April 30, 2010, from Hung Lay Si As consideration for the purchase of the Common Shares, Mr. Hinrichs agreed to pay Hung Lay Si the purchase price of $109,337,056 payable on November 27, 2013. Mr. Hinrichs has granted to Hung Lay Si a security interest in all the said Common Shares as well as an additional 7,100,812 Common Shares (after adjustment to reflect the share split resulting from our said bonus share distributions) owned by Mr. Hinrichs, pending payment of the consideration. A copy of the purchase agreement and security agreement was filed by Mr. Hinrichs with the SEC on Schedule 13D on December 8, 2003, and jointly by the Trust and Hung Lay Si on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transaction. The agreements provide that in the event of cash dividends declared and paid by us, Mr. Hinrichs will pay to Hung Lay Si 50% of the dividends for any of the Common Shares purchased by Mr. Hinrichs from Hung Lay Si that remain subject to Hung Lay Si’s security interest in the shares. If Mr. Hinrichs wishes to transfer or sell any shares subject to those agreements to someone other than Hung Lay Si, Hung Lay Si has a right of first refusal to offer to purchase those shares. Hung Lay Si may also be deemed, under SEC rules, to be a beneficial owner of the shares in which it has a right of first refusal and a security interest.

Pursuant to a share purchase agreement and an agreement, each dated as of October 5, 2008, as amended by a letter agreement dated as of November 11, 2008, Mr. Hinrichs (i) agreed to sell 400,000 of our Common Shares at a price of $8.00 per share to Hung Lay Si for a cash consideration of $3.2 million and (ii) agreed to transfer 5,600,000 of our Common Shares at an agreed value of $8.00 per share to Hung Lay Si as partial repayment of the consideration for the previous share purchase referred to in the foregoing paragraph. Copies of the agreements were filed by Mr. Hinrichs with the SEC on Schedule 13D/A on November 18, 2008, and jointly by the Trust and Hung Lay Si. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transactions. The transactions were completed in November 2008.

As a result, and after the purchase by us of 3,589,589 of our Common Shares from Mr. Hinrichs pursuant to the tender offer consummated in December 2008, and after our bonus share distribution of one share for every ten shares held as of February 27, 2009, Mr. Hinrichs owns 20,911,033 of our Common Shares, representing approximately 46.8% of our outstanding Common Shares as of April 30, 2010.

Pursuant to the same tender offer referred to above, Hung Lay Si tendered 1,529,832 Common Shares which were accepted for payment. Hung Lay Si also sold 537,541 and 121,259 Common Shares in open market transactions in June 2009 and during the period from August 21, 2009 through September 30, 2009, respectively. In addition to the 8,120,107 Common Shares owned by Hung Lay Si, it may be deemed to be the beneficial owner of 20,764,421 Common Shares owned by Mr. Hinrichs as at April 30, 2010 in which it has a right of first refusal and a security interest under SEC rules and regulations. Hill Street has shared dispositive power with respect to those 20,764,421 Common Shares as well, as it has the authority to vote and dispose of the shares of Hung Lay Si owned by the Trust.

PROPOSAL NO. 1

ELECTION OF DIRECTORS ELIGIBLE BY ROTATION

     Pursuant to the Company’s Bye-Laws, one-third of the directors of the Company shall retire from office each year by rotation, with those who have been longest in office retiring first. Those persons who became or were last appointed directors on the same day as those retiring shall be determined by lot or by agreement. Mr. Eddie Heng Teng Hua and Ms. Sarah Benecke are retiring at this year’s Annual General Meeting. Both have been nominated to be re-elected to the Board. Management has no reason to believe that either of the nominees will be unable or unwilling to serve as a director, if elected. Should any of the nominees not be a candidate at the time of the Annual General Meeting (a situation that is not now anticipated), proxies may be voted for a substitute nominee or nominees, as the case may be, selected by the Board.

     Unless authority is specifically withheld, proxies will be voted for the election of each of the nominees named below to serve for a three-year term expiring at the 2013 annual general meeting of shareholders of the Company and until his successor has been duly elected and has qualified. Directors shall be elected by a majority of the votes cast, in person or by proxy, at the Annual General Meeting.

     Certain biographical information concerning the nominees is set forth below:

First Year Became
Name	a Director
Eddie Heng Teng Hua	2000
Sarah Benecke	2000

     Mr. Heng has been a director since April 2000. He joined us in August 1993 as deputy to the vice president of finance and was the Chief Financial Officer (previously entitled vice president of finance) from 1994 until June 30, 2009. He received an MBA from Shiller International University in London in 1993, is a Singapore Certified Public Accountant, a member of the Institute of Certified Public Accountants, Singapore, and a Fellow Member of The Association of Chartered Certified Accountants in the United Kingdom. Mr. Heng is currently a director and audit committee chairman of Prison Fellowship Singapore, a Christian non-profit organization that provides counseling and skills training to prisoners and financial support to their families. Prior to joining us, he was the regional financial controller of Hitachi Data Systems, a joint venture between Hitachi and General Motors.

     Ms. Benecke has been a director since April 2000, and, since 1993, has been a director of Trade Media. Ms. Benecke was our principal executive officer from January 1994 through August 1999. She joined us in May 1980 and served in numerous positions, including publisher from 1988 to December 1992 and chief operating officer in 1993. Since September 1999, Ms. Benecke has been a consultant to Publishers Representatives, Ltd. (Hong Kong), a subsidiary of our company. Since 2003, her consulting work has been focused on the launch, development and expansion of the “China Sourcing Fairs” in Shanghai, Hong Kong, Mumbai, Dubai and Johannesburg. She graduated with a B.A. from the University of New South Wales, Australia.

     The names and certain biographical information of the directors of the Company whose terms expire at the 2011 and 2012 annual general meetings of shareholders of the Company are set forth below:

	First Year Became	Year Term
Name	a Director	Expires
Merle Allan Hinrichs	2000	2012
Roderick E Chalmers	2000	2012

David F Jones	2000	2011
Robert Gene Lees	2007	2011
James A Watkins	2005	2011

     Mr. Hinrichs has been a director since April 2000 and is currently our Chairman and Chief Executive Officer. A co-founder of the business, he was the principal executive officer of our predecessor company, Trade Media Holdings Limited, a Cayman Islands corporation wholly owned by us (“Trade Media”), from 1971 through 1993 and resumed that position in September 1999. From 1994 to August 1999, Mr. Hinrichs was chairman of the ASM Group, which included Trade Media. Mr. Hinrichs is a director of Trade Media and has also been the Chairman of the Board of Trade Media. Mr. Hinrichs graduated from the University of Nebraska and the Thunderbird School of Global Management (“Thunderbird”). Mr. Hinrichs is a founder and former chairman of the Society of Hong Kong Publishers. He is a member of the board of trustees of Thunderbird and is a board member of the Economic Strategy Institute. He is also an investment Promotion Ambassador with Invest Hong Kong.

     Mr. Chalmers has been a director since October 2000. He has been the Chairman of the Board of Directors of the Bank of Valletta plc, Malta since 2004. He was chairman, Asia-Pacific, of PricewaterhouseCoopers LLP (“PwC”) and a member of PwC’s Global Management Board from 1998 until his retirement in July 2000. He is a 30-year veteran with PwC’s merger partner Coopers & Lybrand with specialist experience in the securities industry. He has at various times been a non-executive director of the Hong Kong SAR Securities and Futures Commission, a member of the Takeovers and Mergers Panel, and chairman of the Working Group on Financial Disclosure. He is a director of Gasan Group Limited (Malta), Middlesea Valletta Life Assurance Co Limited (Malta), Simonds Farsons Cisk Limited (Malta) and of Middlesea Insurance plc (Malta).

     Mr. Jones has been a director since April 2000. Mr. Jones joined CHAMP Private Equity, a leading Australian buyout firm, in 2002 where he is currently Managing Director. He has spent the last sixteen years in the private equity industry, and was previously in management consulting, investment banking and general management. In 1999, he founded and until 2002 led the development of UBS Capital’s Australian and New Zealand business. Prior to that, he spent four years with Macquarie Direct Investment, a venture capital firm in Sydney, Australia, and one year at BancBoston Capital in Boston, Massachusetts. Mr. Jones began his career as a consultant with McKinsey & Company in Australia and New Zealand. He left McKinsey to take the role of general manager of Butterfields Cheese Factors, of the King Island Dairies group. He is a director of Centric Wealth Limited, The National Museum of Australia and The Beacon Foundation. He was previously Chairman of the Australian Venture Capital Association Limited and a director of various listed and unlisted companies in Australia. Mr. Jones holds a Bachelor of Engineering (First Class Hons.) from the University of Melbourne and a Master of Business Administration from Harvard Business School.

     Mr. Lees was appointed as a casual director on July 30, 2007, and was elected as a director at the annual general meeting of the Company on June 11, 2008. Mr. Lees is a senior executive and global expert and has nearly 30 years of experience working with decision-makers in business and government at the most senior levels across the Asia-Pacific region. He is a senior advisor to the University of Cincinnati. Mr. Lees served for many years as secretary general and then president and chief executive officer of the Pacific Basin Economic Council, the Asia-Pacific region’s oldest business organization. He serves as a director of the Japan America Society and Chinese Chamber of Commerce in Cincinnati and the Dr. Sun Yat Sen Hawaii Foundation in Honolulu. Mr. Lees holds a bachelor’s degree from the University of Cincinnati and an MBA from The Thunderbird School of Global Management. He also completed studies at the Institute of International Studies and Training in Japan.

     Mr. Watkins was appointed as a casual director on February 28, 2005, and was elected as a director at the annual general meeting of the Company on May 9, 2005. Mr. Watkins was a director and group general counsel of the Jardine Matheson Group in Hong Kong from 1997 until 2003. He was group legal director of Schroders plc in 1996 to 1997 and of Trafalgar House plc from 1994 to 1996. He was previously a partner and solicitor in the London and Hong Kong offices of Linklaters from 1975 to 1994. He currently is a non-executive director of Mandarin Oriental International Ltd., Jardine Cycle & Carriage Ltd., MCL Land Ltd., Advanced Semiconductor Manufacturing Corporation Ltd., IL&FS India Realty Fund II LLC, Asia Satellite Telecommunications Holdings

Ltd. and Hongkong Land Holdings Ltd. and is a member of the audit committees of Jardine Cycle & Carriage Ltd., MCL Land Ltd. and Asia Satellite Telecommunications Holdings Ltd. and the chairman of the audit committee of Advanced Semiconductor Manufacturing Corporation Ltd. Mr. Watkins has a law degree from the University of Leeds (First Class Hons.).

Recommendation of the Board of Directors

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF MR. HENG TENG HUA AND MS. SARAH BENECKE AS DIRECTORS OF THE COMPANY.

CORPORATE GOVERNANCE

     The Company’s corporate governance practices are established and monitored by the Board. The Board regularly assesses the Company’s governance practices in light of legal requirements and governance best practices.

Committees of the Board

     The Company has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are David F Jones, Roderick E Chalmers and James A Watkins. The Board has determined that Mr. Chalmers is an “audit committee financial expert” under Item 401(h)(2) of Regulation S-K. None of the Audit Committee members is an “affiliate” of the Company.

     The Audit Committee’s charter, as amended, a copy of which is available on the Company’s website http://www.corporate.globalsources.com/IRS/COPGOV.HTM, provides that the Audit Committee shall consist of at least three members, all of whom shall, in the opinion of the Board, be “independent” in accordance with the requirements of the SEC and Nasdaq. Members of the Audit Committee shall be considered independent if (i) they have no relationship to the Company which, in the opinion of the Board, would interfere with the exercise of his or her judgment independent of the Company’s management, (ii) do not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary of the Company, and (iii) are not affiliated persons of the Company or any subsidiary of the Company.

     The primary functions of the Audit Committee consist of:

1.	Ensuring that the affairs of the Company are subject to effective internal and external independent audits and control procedures;
2.	Approving the selection of internal and external independent auditors annually;
3.	Reviewing all Forms 20-F, prior to their filing with the SEC; and
4.	Conducting appropriate reviews of all related party transactions for potential conflict of interest situations on an ongoing basis and approving such transactions, if appropriate.

     The Audit Committee held four meetings in the fiscal year ended December 31, 2009.

     The Company has a separately designated standing compensation committee (the “Compensation Committee”). The members of the Compensation Committee are David F Jones, Roderick E Chalmers, James A Watkins and Robert Gene Lees.

     The Compensation Committee’s charter, a copy of which is attached as Annex A hereto, provides that the Compensation Committee shall consist of at least three members.

     The primary function of the Compensation Committee is to approve compensation packages for each of the Company’s executive officers.

     The Compensation Committee held one meeting in the fiscal year ended December 31, 2009.

     The Board has also established an executive committee, and Merle Allan Hinrichs and Eddie Heng Teng Hua serve as members thereof. The executive committee acts for the entire Board between Board meetings.

Board Meetings

     The Board held a total of five meetings during the fiscal year ended December 31, 2009. None of the incumbent directors attended fewer than 75% of the Board meetings held in 2009 and the total number of meetings held by all committees of the Board on which he or she served. Members of the Board are encouraged to attend all of our shareholders meetings. However, we do not have a formal policy with respect to such attendance.

MANAGEMENT

Executive Officers of the Company

     The names, positions and certain biographical information of the executive officers of the Company who are not directors are set forth below.

Name	Position
Spenser Au	Deputy Chief Executive Officer
David Gerard Gillan	Chief Financial Officer
Craig Pepples	Chief Operating Officer
Bill Georgiou	Chief Information Officer

      Mr. Au was appointed as the Company’s Deputy Chief Executive Officer in October 2009. Mr. Au first became a team member in 1978 as an account executive for Asian Sources Electronics magazine. The positions through which he advanced to senior management included regional sales manager in 1988, associate publisher in 1991, publisher in 1992 and president of Asian Sales in 1999. Mr. Au has a deep knowledge of Greater China and other markets where the company operates. Mr. Au is a business graduate from the Hong Kong Baptist University.

     Mr. Gillan has been the Company’s Chief Financial Officer since June 30, 2009. He joined the Company in October 2008 as Deputy Chief Financial Officer. Prior to this, he was based in Shanghai as China Managing Director and CEO for the Dennis Family Corporation Pty. Ltd., a private Australian real estate investment and development fund. From 2000 to 2003, he was Finance Director, Tax & Treasury and Director of Project Development for the Intercontinental Hotels Group – Asia Pacific. He has over 15 years of senior management experience in Asia, predominantly in China where he has held various senior finance roles with public and private firms. He began his finance career with Arthur Andersen in Canada and holds an MBA in International Management, Marketing and Finance from the University of Saskatchewan, Canada and a BBA in Finance from the University of Prince Edward Island, Canada.

     Mr. Pepples has been the Company’s Chief Operating Officer since June 1999 and is responsible for our worldwide operations, including interactive media, corporate marketing, community development, client services and human resources. Mr. Pepples joined Trade Media in October 1986 in an editorial capacity, managed Trade Media’s sales in mainland China from 1989 to 1992, and served as country manager for mainland China from 1992 to June 1999. Mr. Pepples graduated with a B.A. in Linguistics from Yale University.

     Mr. Georgiou was appointed as the Company’s Chief Information Officer in January 2001. Since 1989 he has held senior management positions in IT and related business fields with major corporations in Australia, Hong Kong and Singapore. He has directed the development and implementation of major business systems and e-commerce applications (B2C, B2B), managed data center and network infrastructure, and negotiated outsourcing contracts and hardware and software acquisitions. He has also played a leading role in the commercialization of new technologies and adoption of best practices in IT management. For nearly 15 years, he has developed specialist expertise in supply chain web enablement and systems. He received his B.Ec. (Honours degree) and M.B.A. from the University of Adelaide.

Compensation of Directors and Executive Officers

     For the year ended December 31, 2009, the Company and its subsidiaries provided its eleven directors and executive officers as a group aggregate remuneration, pension contributions, allowances and other benefits of $4,190,525 including the non-cash compensation of $971,306 associated with the equity compensation plans.

     In 2009, the Company and its subsidiaries incurred $46,740 in costs to provide pension, retirement or similar benefits to their respective officers and directors pursuant to the Company’s retirement plan and pension plan.

Employment Agreements

     We have employment agreements with Merle Allan Hinrichs under which he serves as the chairman and chief executive officer of the Company. The agreements contain covenants restricting Mr. Hinrichs’ ability to compete with us during his term of employment and preventing him from disclosing any confidential information during the term of his employment agreement and for a period of three years after the termination of his employment agreement. In addition, the Company retains the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by Mr. Hinrichs in the course of his employment. Upon a change of control, if Mr. Hinrichs is placed in a position of lesser stature than that of a senior executive officer, a significant change in the nature or scope of his duties is effected, Mr. Hinrichs ceases to be a member of the Board or there is a breach of those sections of his employment agreements relating to compensation, reimbursement, title and duties or termination, each of the Company and the subsidiary shall pay Mr. Hinrichs a lump sum cash payment equal to five times the sum of his base salary prior to the change of control and the bonus paid to him in the year preceding the change of control. The agreements may be terminated by either party by giving six months’ notice.

     We have employment agreements with each of our executive officers. Each employment agreement contains a non-competition provision, preventing the employee from undertaking or becoming involved in any business activity or venture during the term of employment without notice to us and our approval. The employee must keep all of our proprietary and private information confidential during the term of employment and for a period of three years after the termination of the agreement. We can assign the employee to work for another company if the employee’s duties remain similar. In addition, we retain the rights to all trademarks and copyrights acquired and any inventions or discoveries made or discovered by the employee during the employee’s term of employment. Each employment agreement contains a six-months’ notice provision for termination, and does not have a set term of employment. Bonus provisions are determined on an individual basis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We lease approximately 83,570 square feet of our office facilities from our affiliated companies under cancelable and non-cancelable operating leases and incur building maintenance services fees to those affiliated companies. We incurred rental, building services expenses and reimbursement of membership fees for use of club memberships of $1,368,616 during the year ended December 31, 2009. We also receive investment consultancy services from our affiliated companies. The expenses incurred for these services during the year ended December 31, 2009 totaled $50,000.

     Our management believes these transactions are commercially reasonable in the jurisdictions where it operates.

PROPOSAL NO. 2

FIXING BOARD SIZE AND TREATMENT OF VACANCIES

     Pursuant to Bye-Law 89 of the Company’s Bye-Laws, the Company shall determine the minimum and maximum number of Directors at the Annual General Meeting of Shareholders.

Change of Size of the Board

     The Company’s Bye-Laws currently provide for a minimum of two (2) Directors on the Board of Directors. In October 2000, the Company’s shareholders established the maximum size of the Board at nine (9) members. In each of the last eight years, the shareholders voted to maintain the number of Directors constituting the Board at nine (9) Directors. This proposal would continue to maintain the maximum number of Directors constituting the entire Board of the Company at nine (9) Directors.

     The Company believes that having nine (9) Directors is necessary to ensure that the Company is able to comply with the NASDAQ listing standards that a listed company is required to maintain a majority of independent directors on its Board and certain of its committees, while retaining as Directors officers and members of the Company’s management who are familiar with the Company. Since the annual general meeting of the Company in October 2000, where the shareholders agreed to permit the Board to fill casual vacancies, the shareholders have continued to give the Board the authority to appoint additional Directors without a vote of shareholders.

Authorization of Directors to Fill Casual Vacancies

     At the annual general meeting of the Company in October 2000, the shareholders approved a proposal to allow casual vacancies on the Board to be filled by the Board. This proposal was again approved in each of the last eight years. This proposal would allow the remaining vacant directorships to be casual vacancies and would authorize the Board to fill those vacancies as and when it deems fit.

Recommendation of the Board of Directors

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO FIX THE MAXIMUM NUMBER OF DIRECTORS AT NINE (9) DIRECTORS, TO DECLARE THAT ANY REMAINING VACANCIES BE CASUAL VACANCIES AND TO AUTHORIZE THE BOARD TO FILL ANY SUCH CASUAL VACANCIES.

PROPOSAL NO. 3

APPOINTMENT OF INDEPENDENT AUDITORS

     The Board has recommended that PricewaterhouseCoopers LLP be appointed as the independent auditors of the Company to hold office until the close of the next annual general meeting at a remuneration to be negotiated by management and approved by the Audit Committee. PricewaterhouseCoopers LLP has served as the Company’s independent registered public accounting firm from August 2008. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual General Meeting and, if he so desires, will have the opportunity to make a statement, and in any event will be available to respond to appropriate questions. PricewaterhouseCoopers LLP has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past fiscal year other than in its capacity as the Company’s independent auditors.

Audit Fees

     Audit fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2008 and 2009, for review of the Company’s annual financial statements and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, totaled approximately $694,830 and $777,817, respectively.

Audit-Related Fees

     There were no audit-related fees billed to the Company by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2008 and 2009, respectively, for assurance and related services by PricewaterhouseCoopers LLP.

Tax Fees

     Tax fees to the Company for the fiscal years ended December 31, 2008 and 2009, for tax compliance, tax advice and tax planning, totaled approximately $75,989 and $24,009, respectively, and consisted of review of tax returns for four and five subsidiaries of the Company, respectively, filing of quarterly VAT returns for a subsidiary and permissible tax consulting and tax compliance advice.

All Other Fees

     There were no fees billed to the Company by PricewaterhouseCoopers LLP during the fiscal years ended December 31, 2008 and 2009, for products and services not included in the foregoing categories.

     The audit committee has approved 100% of the services described above under “Tax Fees” and “All Other Fees.”

Recommendation

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT AUDITORS UNTIL THE NEXT ANNUAL GENERAL MEETING.

SOLICITATION STATEMENT

     The Company shall bear all expenses in connection with the solicitation of proxies. In addition to the use of the mails, solicitations may be made by the Company’s regular employees, by telephone, telegraph or personal contact, without additional compensation. The Company shall, upon their request, reimburse brokerage houses and persons holding Common Shares in the names of their nominees for their reasonable expenses in sending solicited material to their principals.

OTHER MATTERS

     There is no business other than that described above to be presented for action by the shareholders at the Annual General Meeting.

SHAREHOLDER PROPOSALS

     In order to be considered for inclusion in the proxy materials to be distributed in connection with the next annual meeting of shareholders of the Company, shareholder proposals for such meeting must be submitted to the Company between February 23, 2011 and March 25, 2011. Shareholder proposals may only be submitted by shareholders or nominee holders that hold of record at least 1% of the Company’s Common Shares entitled to vote on such matter.

AUDITED FINANCIAL STATEMENTS

     The Company has sent, or is concurrently sending, all of its shareholders of record as of the Record Date a copy of its audited financial statements for the fiscal year ended December 31, 2009.

By Order of the Company,

/s/ Chan Hoi Ching
Chan Hoi Ching
Secretary
Dated: May 17, 2010
Hamilton, Bermuda

ANNEX A

Compensation Committee Charter (the “Charter”)

for

Global Sources Ltd. and its subsidiaries (the “Group”)

A. Purpose

     The primary purposes of the Compensation Committee (the “Committee”) are to (i) assist the Board of Directors (the “Board”) in discharging its responsibilities with respect to compensation and benefits of the Company’s executive officers and directors, and (ii) approve awards under equity-based compensation plans in which the Company’s executive officers and directors participate.

B. Committee Membership and Qualifications

     The Committee shall consist of no fewer than three persons each of whom shall be a member of the Board. Except permitted by applicable rules of The Nasdaq Stock Market, Inc. (the “Nasdaq”), each member of the Committee shall qualify as an independent director under criteria established by the applicable listing standards of the Nasdaq and other applicable laws and regulations.

     Committee members shall be elected by the Board at a meeting of the Board; members shall serve until their successors shall be duly elected and qualified. The Board may, at any time, remove any member of the Committee and fill the vacancy created by such removal. The Committee’s chairman shall be designated by the full Board, comprising a majority of independent directors, or the full Committee.

C. Committee Authority and Responsibilities

     The Committee shall have the power and authority of the Board to perform the following duties and to fulfill the following responsibilities:

1.	Determine all compensation for the Chief Executive Officer, including incentive-based and equity-based compensation;

2.	Review and approve corporate goals relevant to the compensation of the Chief Executive Officer and evaluate the Chief Executive Officer’s performance in light of these goals and objectives;

3.	Consider, in determining the long-term incentive component of compensation for the Chief Executive Officer, the Company’s performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the Company’s Chief Executive Officer in past years;

4.	Review and approve salaries, incentive and equity awards for executive directors and executive officers;

5.	Approve all employment, severance, or change-in-control agreements, special or supplemental benefits, or provisions including the same, applicable to executive officers;

6.	Periodically review and advise the Board concerning both regional and industry-wide compensation practices and trends in order to assess the adequacy and competitiveness of the Company’s compensation programs for the Chief Executive Officer, other executive officers and directors relative to comparable companies in the Company’s industry;

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7.	Develop guidelines and review the compensation and performance of executive officers of the Company;

8.	Prepare an annual report on executive compensation for inclusion in the Company’s proxy statement for the annual meeting of stockholders, in accordance with applicable rules and regulations;

9.	Review and establish appropriate coverage for the Company’s D&O insurance;

10.	Update and advise the Board regarding potential and upcoming changes in SEC requirements and/or disclosures;

11.	Annually review and reassess the adequacy of this charter and recommend any proposed changes to the Board for approval; and

12.	Perform any other activities under this charter, the Company’s bye-laws or governing law as the Committee or the Board deems appropriate.

D. Meetings

     The Committee will meet no less than once a year. Special meetings may be convened as required. A majority of the members of the Committee shall constitute a quorum for the transaction of business, and, if a quorum is present, any action approved by at least a majority of the members present shall represent the valid action of the Committee. The chairman of the Committee will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The Committee may form subcommittees and delegate authority to them or to one or more of its members when appropriate.

     The Chief Executive Officer may not be present during voting or deliberations relating to his or her compensation.

E. Committee Resources

     The Committee shall have the authority to obtain advice and seek assistance from consultants, legal counsel, accounting or other advisors as appropriate to perform its duties hereunder and to determine the terms, costs and fees for such engagements. Without limitation, the Committee shall have the authority to retain or terminate any consulting firm used to evaluate director, Chief Executive Officer or other executive compensation, and to determine and approve the terms of engagement the fees and costs for such engagements. The fees and costs of any consultant or advisor engaged by the Committee to assist in it in performing any duties hereunder shall be borne by the Company.

F. Minutes

     The Committee shall maintain written minutes of its meetings, which minutes will be filed with the Company’s legal counsel.

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